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             U.S. SECURITIES AND EXCHANGE COMMISSION Washington, DC
                                      20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

Yunich, Peter B.
--------------------------------------------------------------------------------
   (Last) (First) (Middle)

c/o Metropolitan Venture Partners
257 Park Avenue South, 15th Floor
--------------------------------------------------------------------------------
                                    (Street)

New York,                             NY                 10010
--------------------------------------------------------------------------------
   (City) (State) (Zip)


--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

Direct Insite Corp. ("DIRI")
--------------------------------------------------------------------------------
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


--------------------------------------------------------------------------------
4. Statement for Month/Day/Year

January 2, 2003
--------------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Day/Year)


--------------------------------------------------------------------------------
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

     [x] Director [ ] 10% Owner [ ] Officer (give title below) [_] Other (specify below)


--------------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by One Reporting Person
     [ ]  Form filed by More Than One Reporting Person
--------------------------------------------------------------------------------


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================


                                                                                                5.              6.
                                        2A.                      4.                             Amount of       Owner-
                                        Deemed                   Securities Acquired (A) or     Securities      ship
                            2.          Execution   3.           Disposed of (D)                Beneficially    Form:     7.
                            Transaction Date,       Transaction  (Instr. 3, 4 and 5)            Owned Following Direct    Nature of
                            Date        if any      Code         ------------------------------ Reported        (D) or    Indirect
1.                          (Month/     (Month/     (Instr. 8)                   (A)            Transaction(s)  Indirect  Beneficial
Title of Security           Day/        Day/        ------------     Amount      or     Price   (Instr. 3       (I)       Ownership
(Instr. 3)                  Year)       Year)        Code     V                  (D)            and 4)          (Instr. 4)(Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).


                                                                       (Over)
                                                              SEC 1474 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          10.
                                                                                                          Number
                                                                                                          Owner-
                                                                                                          of
                                                                                                          ship
                                                                                                          Deriv-
                                                                                                          Form
             2.                                                                                           ative     of
             Conver-                           5.                              7.                         Secur-    Deriv-   11.
             sion                              Number of                       Title and Amount           ities     ative    Nature
             or               3A.              Derivative    6.                of Underlying     8.       Bene-     Secur-   of
             Exer-            Deemed  4.       Securities    Date              Securities        Price    ficially  ity:     In-
             cise     3.      Execu-  Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Owned     Direct   direct
             Price    Trans-  tion -  action   or Disposed   Expiration Date   ----------------  Deriv-   Following (D) or   Bene-
1.           of       action  Date,   Code     of(D)         (Month/Day/Year)            Amount  ative    Reported  In-      ficial
Title of     Deriv-   Date    if any  (Instr.  (Instr. 3,    ----------------            or      Secur-   Trans-    direct   Owner-
Derivative   ative    (Month/ (Month/ 8)       4, and 5)     Date     Expira-            Number  ity      action(s) (I)      ship
Security     Secur-   Day/    Day/    ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)   ity      Year)   Year)   Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Series A
Convertible
Preferred
Stock, par
value
$0.0001 per                                                                    Common                                       See
share       $2.14(1)  1/2/03           P   A   23,365        1/2/03    n/a     Stock    233,650  $21.40(1)  116,823  I(2)   Note. 2
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

1. The reported number of shares of Common Stock underlying the Series A Convertible Preferred Stock reflects the initial conversion rate of 1-for-10 (the ratio of the current liquidation value of the Series A Convertible Preferred Stock of $21.40, to the current conversion price of $2.14) pursuant to the terms of the Series A Convertible Preferred Stock.

2. Metropolitan Venture Partners II, L.P. ("MetVP") is the direct owner of an aggregate of 116,823 shares of Series A Convertible Preferred Stock, par value $0.0001 per share, of Direct Insite Corp. (the "Issuer"), including the shares acquired pursuant to the transaction pursuant to which this Form 4 is being filed, which are convertible as of the date of this statement into 1,168,230 shares of Common Stock, par value $0.0001 per share of the Issuer (the "Shares"). The Reporting Person is a Managing Partner of MetVP as well as a limited partner of MetVP. In addition, the Reporting Person is a limited partner in Metropolitan Venture Partners (Advisors), L.P. ("MetVP Advisors"), which is the general partner of MetVP and is on the board of directors and is a shareholder in Metropolitan Venture Partners Corp., which is the general partner of MetVP Advisors. As a result of the foregoing, the Reporting Person may be deemed to own beneficially and indirectly the Shares. The Reporting Person disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest therein.


                                   By: /s/ Peter B. Yunich
                                      ---------------------------
                                   **  Peter B. Yunich

                                   January 2, 2003
                                   ---------------
                                        Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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